Brackett Movie

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Super Bowl Champ Gary Brackett overcame tremendous odds to achieve success

BRACKETT.MOVIE CARMEL INDIANA





Gary's inspirational journey is universal. After losing 4 loved ones in a short period, Brackett didn't retreat on his dream. Instead he was determined to persevere. A walk-on in college and the pros, Brackett's journey is a testament to all of those who face adversity and are looking for hope in the darkest hour. Check out the promo trailer above!

Team Brackett BRACKETT @ Brackett Movie

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Why you may want to support us...

1. Gary Brackett's journey from the streets of Glassboro, NJ to the Super Bowl wasn't paved with gold. Grit, guts, & determination won the day
2. The creative team (directors, writers, and producers) have more than 60 years of combined experience having appeared in TV and film.
3. The writer's last two films (The Divorce Party & Spy Intervention) have both received day and date theatrical and streaming releases.
4. Gray Brackett leads the Impact Foundation aiding underserved youth in IN. While there is no direct connection, Gary has always given back.
5. The creative team has begun conversations with various production partners in Hollywood and is well-positioned to bring aboard key partners.
6. Director Mo McRae is excited to be making his feature length directorial debut after building a notable career in front of the camera.
7. Director Mo McRae also directed the promotional materials seen here and on the official site Brackett.movie.
8. Keeping true to form, Gary Brackett has been involved and will be involved ensuring accuracy and validity to the storytelling.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Team Brackett
BRACKETT
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Gary Brackett
CEO
Signed as an undrafted free agent by Colts in 2003. After making the team, he went on to be co-capatain of the 2006 Super Bowl Champs. Today, he owns and operates the Stacked Pickle chain of restaurants & Gary Brackett's Impact Foundation.





Thomas M McCabe
CFO, Executive Producer
Tom McCabe has more than 30 years CFO, COO, Operations, and Transaction Advisory Consulting experience. Additional expertise in mid market turnaround situations and has continually delivered positive results for clients in a variety of sectors.





Mark Famiglietti
Producer, Writer

Possess over 20 years of experience in the entertainment landscape as an actor, writer, and producer. Participating in over 100 productions, he is inspired to bring Brackett to the screen. Notable credits: T3, Mad Men, CSI, Castle, The Divorce Party



In the news



Indiana's Very Own: Former Colts linebacker Gary Brackett has his own movie

He's a Super Bowl champion. A former captain of the Colts defense. Now Indiana's Very Own Gary Brackett is venturing into film with a movie based on his life before, during and after football. It's a life

February 9, 2018 @ cbs4indy.com

Brackett the Movie



Here is some of the Behind the Scenes footage above.



(Director Mo McRae discusses shooting a scene with Gary Brackett on set during our promo shoot)

Synopsis:

Gary Brackett has tackled countless challenges in his football career while triumphing over life's adversities. After being recognized as a star football player for Glassboro High School, Brackett l went unnoticed my major universities. When Rutgers extended an opportunity at the last possible moment, Brackett succeeded as one of the standouts on teams that constantly struggled to win on the field.

Given the low Division I exposure, Brackett felt his NFL dreams slipping away. When a make-shift local combine was announced, Brackett hustled his way onto the radar of a Indianapolis Colts scout. Though he went undrafted, Brackett received an invitation to camp with an opportunity to make the squad.

Sheer, determination, hustle and heart caught the attention of Coach Dungy and Brackett earned a spot on the team. The boy from a small town in New Jersey now stood on the shoulders of giants in the NFL.

However, Brackett's professional success would soon be mired by a litany of personal tragedy. The string of events would cause even the most resolute among us to question everything. Over the course of a 3-year period, his best friend, father, mother and brother would pass away in separate occurrences.

Each time these tragedies required Brackett to dig deeper and push harder with the understanding that "tomorrow is not guaranteed."

On February 4th, 2007 Brackett, along with his Indianapolis Colts family, achieved the pinnacle of success in sports when they defeated the Chicago Bears to win Super Bowl XLI.

In that moment, Brackett couldn't help but reflect on a journey of courage, loss and perseverance. Through a combination of grit and guts, Gary Brackett's journey is one of inspiration.



(An image of Dexter Darden as Gary Brackett from the promo shoot in Los Angeles, CA)

Themes: Family, Football, Faith

Family:

"We were the type of family that, right or wrong, we stuck up for each other." – Gary Brackett.

Growing up on the streets of Camden, followed by Glassboro, NJ wasn't the easiest childhood, but it was our childhood. Gangs, drugs, violence were always palpable in the air. But somehow, someway, I largely avoided those vices. Driven by the fact that I needed to do better in order to enhance and lift my family.



(Gary Brackett moments after he won the Super Bowl capping an emotional journey of loss and perseverance.)

Football:

When Reggie White came to speak one day, he spoke of "dreaming big and reaching for the clouds… because, even if you miss, you'll be among the stars." That visit was paramount to my goal of becoming a pro. His speech helped me define a goal, a path. To distill the impossible. Even if others laughed, I knew that one-day…some way, some how…I was going to play in the NFL.





(Co-captain Gary Brackett is interviewed after his Super Bowl Win)

Faith:

When someone embodies faith, they feel complete confidence in something or someone. My mother cemented the idea of faith in my life at very young age. Religious in nature, she deeply believed in the power of prayer. When I would come to her for advice, she would say, "Have you prayed about it?" You should work as if everything depends on you, and pray as if everything depends upon God." Those words have consistently served me well throughout the journey of my life.


Indianapolis Colts - AJ Macht 2006

(Gary Brackett moments after making a tackle in the Super Bowl.)


FOREWORD BY TONY DUNGY
WINNING
FROM WALK-ON TO CAPTAIN IN FOOTBALL AND LIFE
GARY BRACKETT

One campaign perk includes a signed, autographed, copy of Brackett's autobiography!

EXT. GLASSBORO HIGH SCHOOL FOOTBALL FIELD - NIGHT

...Those same pupils have now matured. A flicker of anticipation and excitement resting within them.

BRACKETT (V.O.)
I may have dreamed of playing in the NFL. But, by my sophomore year, I was only seeing time on JV.

Superimpose: September 1996 - Sophomore Year

REVEAL Brackett, now 16, in FULL PADS, wearing number 32 with his helmet off. He stands on the sideline watching his GLASSBORO BULLDOGS take on the arch-rival SALEM RAMS.

Still small, but thick, Brackett looks like a powder keg ready to explode.

ON THE FIELD, Salem tosses the ball to a RB, who is upended for a loss by Brackett's brother Grant.

Another perk includes a signed script from available cast during production!

Investor Q&A

⌄ COLLAPSE ALL

What does your company do? ⌄

We are an entertainment company formed for the sole purpose of turning Gary Brackett's life story into a feature length film.

Where will your company be in 5 years? ⌄

In five years we hope that the movie will be released and available for the public to see and enjoy. We aim to have the film acquired and distributed on an international level.

Why did you choose this idea? ⌄

Gary's inspirational journey is universal. After losing 4 loved ones in a short period, Brackett didn't retreat on his dream. Instead he was determined to persevere. A walk-on in college and the pros, Brackett's journey is a testament to all of those who face adversity and are looking for hope in the darkest hour. Check out the promo trailer above!

What is the budget of the movie? ⌄

The script has been fully budgeted by a professional line producer at $3MM. This number can adjust up or down within reason, but we are confident we can deliver a high octane movie that rests on the pillars of Family, Faith, and Football.

Who is directing the movie? ⌄

Mo McRae is attached to direct. He spearheaded the promotional shoot in Los Angeles and has several short films to his credit. While most audiences know Mo as an actor from movies such as Den of Thieves, The First, Purge and Wild, Mo is ready to take the reigns as a director and bring this story to life.

Who is starring in the movie? ⌄

Once we are funded, we will secure a top level casting director to cast the film. Given the timeline it would be premature to cast the film now because of scheduling. However, once the movie is officially a "go" will aim to firm top talent because of the strength of the material and the quality of the team.

If the movie is $3MM, why is the raise on WeFunder less? ⌄

While WeFunder is an amazing tool where we aim to secure a large amount of equity toward the movie, we will also be pivoting to other financial entities to firm the balance required to make the movie. This may consist of capital investments, loans, financing tax credits or other common instruments used when financing a movie.

You've been in movies and TV shows, but have you ever MADE a movie? ⌄

The writing team of Famiglietti & Garrison were part of multiple movies where they were key to production from inception to release. Namely "The Divorce Party" was released in 2019 in theaters and on streaming platforms by Gravitas Ventures. And, in 2020 their follow up Spy Intervention will be released in a similar manner (more to come shortly.) Mark Famiglietti is confident in his role as the lead producer to emulate the success with those movies with Brackett.

When will you make the movie? ⌄

It is our intention to be filming by the summer of 2020. Securing funds now allows us to follow a proper pre-production schedule and ramp into production during that timeframe.

Where will you make the movie? ⌄

The final decision will be made when the funds are secured. There is a lot to balance when making that decision. Locales such as Indiana where the Colts are located and New Jersey where Gary grew up are two sites with obvious potential. Additional factors include weather, crew base, and tax incentives.

What are you going to do with the raise on WeFunder? ⌄

Like any business, making a movie has start-up and pre-production costs. Luckily our founder Gary Brackett invested approximately the first $100K to get us out of the gate. The raise on WeFunder will continue the pre-production process, facilitate casting, site selection, and allow us to demonstrate to our partners in Hollywood that we have serious capital committed to the movie. As alluded to in another answer, we will then be actively working to secure the balance of the budget with other financial instruments utilized in film making.

Who will produce the movie? ⌄

Mark Famiglietti was an integral part of launching Brackett. He spearheaded the creative process which made a 30 minute presentation chronicling Brackett's life which the trailer was derived. Managing pre-production, production, and post, Mark utilized lean start-up methods to deliver a quality piece which now serves as the basis for all content related to Brackett the movie. Additionally, aside from his 20 years of experience in the business

Mark was integral to the productions of "The Divorce Party" and "Spy Intervention." Both movies were of similar scale, sold to top tier distribution companies and enjoyed theatrical releases, as well as distribution across all streaming platforms. Mark will be helming the ship from an operational standpoint on a daily basis, while support director Mo McRae to execute his vision.

Will anyone else produce the movie? ⌄

Most likely. As often the case with independent film, other industry partners and companies will brought in closer to production to make the script a reality. Their contribution may be financial, production services, or in-kind services. They will all work in conjunction with Brackett Productions LLC under the banner of this team of leadership.